United States securities and exchange commission logo





                               November 7, 2023

       Tim Hoi Ching
       Chief Executive Officer
       Raytech Holding Ltd
       Unit 609, 6/F, Nan Fung Commercial Centre
       No. 19 Lam Lok Street
       Kowloon Bay, Hong Kong

                                                        Re: Raytech Holding Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 27,
2023
                                                            File No. 333-275197

       Dear Tim Hoi Ching:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed October 27, 2023

       General

   1. Please revise the Resale Prospectus to disclose a fixed price (or a range) at which the selling stockholders
will sell their shares until the securities are quoted on the Nasdaq, after which the
securities can be offered and sold at prevailing market prices or at negotiated prices.
   2. We note your added disclosure regarding the opinion on which you are relying to not fulfill the filing
procedures with the CSRC, and the factual bases cited. It appears, however, from your
disclosure on the cover page and elsewhere that you derive all of your revenue from Hong Kong
and that your manufacturers are based in the PRC. Please revise to clarify throughout
your document and, as appropriate, file a revised opinion.
 Tim Hoi Ching
FirstName LastNameTim    Hoi Ching
Raytech Holding Ltd
Comapany 7,
November  NameRaytech
             2023        Holding Ltd
November
Page 2    7, 2023 Page 2
FirstName LastName
Dilution, page 62

3. Please revise your net tangible book value calculation to exclude deferred offering costs.
Compensation, page 98

4. Please revise your disclosure to identify the compensation payable to Tim Hoi under the executive employment agreement of July 5, 2023, and to clarify the reference to an operative employment agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Arila Zhou